PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD

KLONDEX MIDAS OPERATIONS
KEN SNYDER MINE
SAFE WORK
KLONDEX

2014

MANAGEMENT'S DISCUSSION & ANALYSIS

KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion & Analysis ("MD& A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex" or the "Company") to assist a reader in assessing material changes in the financial condition and results of operations of the Company as at and for the year ended December 31, 2014. This MD& A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2014, which are available under the Company's issuer profile on SEDAR at www.sedar.com. Readers are advised to refer to the sections under the headings "Cautionary Notes – Technical Information", "Cautionary Notes – Forward-Looking Information" and "Risk Factors" in this MD&A. Additional information relating to the Company, including the Company's Annual Information Form, is available on www.SEDAR.com.

The Company's audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting S tandards Board ("IASB"). Unless otherwise stated, all currency amounts included in this MD& A are expressed in thousands of Canadian dollars, except for share and per ounce amounts.

This MD&A has been prepared as at March 25, 2015.

EXECUTIVE SUMMARY

Klondex focuses on gold and silver exploration, development, and production in north central Nevada, from its two gold and silver projects: the Fire Creek project (the "Fire Creek Project" or "Fire Creek") operating under a bulk sampling program begun in 2013 and the Midas mine and milling facility (collectively, the "Midas Mine" or "Midas"). The Midas Mine is fully-permitted and has been producing gold and silver since 1998. The Company is building value for its shareholders and presents the 2014 highlights below:

•	Net income was $18.3 million ($0.16 per basic share) ;
•	Cash provided by operating activities before changes in non-cash working capital was $40.9 million;
•	Cash balances were $52.8 million at the end of the year;
•

The Company sold 88,352 gold equivalent ounces (“GEO”) comprised of 70,661 gold ounces and 1,117,288 silver ounces accounted for as revenue; and, sold 2,439 gold ounces accounted for as a credit to the carrying value of the Fire Creek Project;

•	Production costs per GEO sold were $679 for the year. (The term “Production costs per GEO sold” is a non-IFRS measure and is described under the heading "Non-IFRS Measures"):

o	Fire Creek production costs per GEO sold were $482 for the year; and,
o	Midas production costs per GEO sold were $1,052 for the year;

•	Production costs per gold ounce sold on a by-product basis were $526. (The term “Production costs per gold ounce sold on a by-product basis” is a non-IFRS measures and is described under the heading "Non- IFRS Measures"):

o	Fire Creek production costs per gold ounce sold on a by-product basis were $470; and,
o	Midas production costs per gold ounce sold on a by-product basis were $759; and,
o	All in sustaining costs (a non-IFRS measured described under the heading “Non-IFRS Measures”) were $848 for the year.

•	On September 19, 2014, Klondex was added to the S&P/TSX Small Cap Index which serves as an investable index in addition to a benchmark for the Canadian small cap market.

Operational highlights:

•	In 2014, the Company recovered 107,861 GEO comprised of 86,239 gold ounces and 1,365,586 silver ounces:

o	Fire Creek recovered 67,181 gold ounces and 63,656 silver ounces; and,

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

o	Midas recovered 19,058 gold ounces and 1,301,930 silver ounces;

•	All major infrastructure for Fire Creek is in place;
•

On September 30, 2014, the Company announced a 37% increase in Midas’s measured and indicated ounces and reported measured and indicated ("M&I") mineral resources of 526K gold equivalent ounces at an average grade of 0.471 AuEq opt within 1,117K tons and inferred resources of 287K gold equivalent ounces at an average grade of 0.334 AuEq opt within 858K tons, using a gold price of US$1,200 per ounce and a silver price of US$19 per ounce;

•

On January 29, 2015, the Company announced a 47% increase in Fire Creek’s M&I ounces and reported M&I mineral resources of 420.5K gold equivalent ounces at an average grade of 1.11 AuEq opt within 377.4K tons and inferred mineral resources of 363.3 gold equivalent ounces at an average grade of 0.43 AuEq opt within 840.0K tons, using a gold price of US$1,200 per ounce and a silver price of US$19 per ounce;

•	On February 23, 2015, the Company announced initial mineral reserve estimates for each of Fire Creek and Midas:

o

Fire Creek’s proven and probable mineral reserves are 241.4K gold equivalent ounces contained in 185.8K tons at an average grade of 1.300 AuEq opt, using a gold price of US$1,000 per ounce and silver of US$15.83 per ounce; and,

o

Midas’ proven and probable mineral reserves are 132.6K gold equivalent ounces contained in 242.1K tons at an average grade of 0.548 AuEq opt, a gold price of US$1,000 per ounce and silver of US$15.83 per ounce; and,

On March 17, 2015, the Company filed a technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada" in support of the mineral reserve estimate at Fire Creek. The report is available under the Company's issuer profile on SEDAR at www.sedar.com.

Corporate highlights:

•

On February 11, 2014, the Company acquired the Midas Mine from Newmont USA Limited. The Midas acquisition was financed through a subscription receipt financing, a debt financing and the gold purchase arrangement;

•	On July 30, 2014, the Company completed a bought-deal public offering of common shares of the Company for aggregate gross proceeds of $16,100,000 (the “Offering”);
•	Richard J. Hall joined the Board of Directors as its Chairman in September 2014. Blair Schultz, former Chairman, became an executive director and continues to have an active role in the Company;
•	On April 15, 2014, Brent Kristof joined Klondex as the Chief Operating Officer (COO). Brian Morris joined the Company as Vice President of Exploration and Geology Services effective January 2015.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

SUMMARY OF ANNUAL RESULTS

The following is a summary of the Company's financial results for the three most recently completed years:

	December 31,	December 31,	December 31,
	2014	2013	2012

Revenue	$121,693	$-	$-
Net income (loss)	$18,301	$(14,121)	$(3,832)
Net Income (loss) per basic share	$0.16	$(0.21)	$(0.08)
Net Income (loss) per diluted share	$0.16	$(0.21)	$(0.08)
Price per share	$1.95	$1.61	$1.25
Cash provided by (used in) operating activities	$33,086	$(3,124)	$(2,358)
Cash	$52,770	$13,509	$18,049
Current assets	$86,427	$13,831	$18,327
Current liabilities	$30,418	$13,459	$15,511
Non-current liabilities	$73,229	$9,957	$594
Working capital	$56,009	$372	$2,816
Total assets	$296,206	$109,852	$90,375

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company's financial results for the eight most recently completed quarters presented in millions, except per share amounts:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2014	2014	2014	2014	2013	2013	2013	2013
Revenue	$44.6	$38.0	$36.4	$2.6	Nil	Nil	Nil	Nil
Net Income (loss)	$9.0	$7.2	$4.4	$(2.4)	$(11.4)	$(1.0)	$(0.8)	$(1.0)
Net Income (loss) per basic share	$0.07	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)	$(0.02)
Net Income (loss) per diluted share	$0.07	$0.06	$0.04	$(0.02)	$(0.16)	$(0.02)	$(0.01)	$(0.02)
Price per share	$1.95	$1.79	$2.00	$1.92	$1.61	$1.39	$1.18	$1.12
Cash provided by (used in) operating activities	$10.7	$12.1	$16.6	$(6.3)	$(1.0)	$(0.4)	$(0.8)	$(0.9)
Cash	$52.8	$43.2	$15.1	$7.6	$13.5	$1.0	$1.1	$7.9
Current assets	$86.4	$72.8	$42.1	$24.6	$13.8	$2.7	$1.4	$8.1
Current liabilities	$30.4	$24.6	$20.9	$22.6	$13.5	$8.9	$6.3	$5.7
Working capital	$56.0	$48.2	$21.2	$2.0	$0.4	$(6.2)	$(4.9)	$2.4
Total assets	$296.2	$273.7	$237.7	$237.3	$109.9	$92.1	$91.2	$88.3

The 17% increase in revenue during the three months ended December 31, 2014, as compared to the prior quarter, is primarily due to an increase of gold equivalent ounces sold. Prior to and including the first quarter of 2014, proceeds from gold sales from the bulk sampling program at Fire Creek were recorded as an offset to mineral properties. Klondex acquired Midas in the first quarter of 2014 and began to recognize revenue from Midas in the first quarter. The Company began to recognize revenue from Fire Creek in the second quarter of 2014.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL RESULTS

	Three months ended		Yearended
	December 31,		December 31,
	2014	2013	2014	2013

Revenues	$44,609	$-	$121,693	$-
Cost of sales
Production costs	22,333	-	59,985	-
Depreciation and depletion	10,764	-	25,664	-
Gross profit	11,512	-	36,044	-
General and administrative expenses	2,573	1,851	9,953	4,614
Income (loss) from operations	8,939	(1,851	26,091	(4,614)
Business acquisition costs	-	(804	(2,257)	(804)
Gain (loss) on change in fair value of derivative	1,637	(8,763	3,671	(8,763)
Finance charges	(2,696)	-	(9,683)	-
Foreign currency gain	3,717	60	8,973	60
Other expenses	(845)	-	(845)	-
Income (loss) before tax	10,752	(11,358)	25,950	(14,121)
Income tax expense	1,706	-	7,649	-
Net income (loss)	$9,046	$(11,358)	$18,301	$(14,121)

Net income (loss) per share
Basic	$0.07	$(0.16)	$0.16	$(0.21)
Diluted	$0.07	$(0.16)	$0.16	$(0.21)

Weighted average number of shares outstanding
Basic	124,334,857	71,711,407	115,481,622	66,240,800
Diluted	126,196,801	71,711,407	117,909,471	66,240,800

Revenue

During the year ended December 31, 2014, revenue was $121.7 million from the sale of 70,661 gold ounces and 1,117,288 silver ounces. During the quarter ended December 31, 2014, revenue was $44.6 million on the sale of 26,272 gold ounces and 400,706 silver ounces.

The Company did not recognize revenue in 2013. The Company acquired Midas on February 11, 2014 and recorded sales from Midas from the acquisition date. A production decision at Fire Creek has not been made by Klondex as it is still in the bulk sampling phase. The mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the material quantities of gold generated under the bulk sample permit, the Company first recognized revenue from the bulk sample program at the Fire Creek Project in the second quarter of 2014. See "Cautionary Notes – Technical Information".

Cost of Sales

For the year ended December 31, 2014, production costs were $60.0 million, production costs per GEO sold were $679, production costs per gold ounce sold on a by-product basis were $526. See "Non-IFRS Measures". In 2014, depreciation and depletion was $25.7 million. For the quarter ended December 31, 2014, production costs were $22.3 million, production costs per GEO sold were $685 and production costs per gold ounce sold on a by-product basis were $553. Depreciation and depletion was $10.8 million. The Company did not recognize cost of sales in 2013.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Gross Profit

Gross profit in the year ended December 31, 2014, was $36.0 million. Gross profit for the quarter was $11.5 million. In 2013, the Company did not recognize gross profit.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2014 and 2013, were $10.0 million and $4.6 million, respectively. The increase in G&A expenses over the prior year is due to the growth of the Company as a result of the Midas acquisition and bulk-sample production at Fire Creek. General and administrative expenses for the quarter ended December 31, 2014 and 2013 were $2.6 million and $1.9 million, respectively.

Business Acquisition Costs

Business acquisition costs during the years ended December 31, 2014 and 2013 of $2.3 million and $0.8 million, respectively, were related to the acquisition of the Midas mine and mill.

Gain (loss) on Change in Fair Value of Derivative

During the three months and the year ended December 31, 2014, the Company recorded a gain on the change in the fair value of the derivative associated with a Gold Supply Agreement of $1.6 million and $3.7 million, respectively (2013 – loss of $8.8 million). The derivative is valued at each reporting period. The reduction in the derivative value is principally related to gold ounces produced and offered under the Gold Supply Agreement and a decrease in the estimated forward gold spot price and in the estimated volatility of the gold price over the remaining term of the Gold Supply Agreement.

Finance Charges

The finance charges for the year ended December 31, 2014, were $9.7 million. The finance charges are mainly related to the obligations under the Gold Purchase Agreement (as defined below) and the loan payable under the Facility Agreement (as defined below). The finance charges in the fourth quarter were $2.7 million. In 2013, the finance charges were capitalized into the Fire Creek evaluation and exploration assets.

Income Tax Expense

The income tax expense for the year ended December 31, 2014, was $7.6 million (29%). Income tax in the fourth quarter was of $1.7 million. Income tax expense includes the State of Nevada net proceeds tax and reflects unbenefited losses in Canada.

In 2013, the Company did not recognize any income tax expense.

Net Income

Total net income for the year ended December 31, 2014, was $18.3 million (2013 – net loss $14.1 million). The net income increase for the year ended December 31, 2014, over the previous year is due to the recognition of revenue and the generation of profit from the Fire Creek Project and Midas Mine.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

CONSOLIDATED OPERATING RESULTS

	Three months ended	Year ended
	December 31,	December 31,
Operating information	2014	2014
Ore Tons Mined	46,455	178,326
Mined Ounces (Contained)
Gold	19,815	88,452
Silver	499,644	1,450,460
Gold equivalent	27,725	111,417
Average Ore Grade
Gold (oz./ton)	0.43	0.50
Silver (oz./ton)	10.76	8.13
Ore Tons Milled	49,327	171,844
Milled Ounces (Contained)
Gold	23,228	87,438
Silver	544,850	1,432,942
Gold equivalent	31,855	110,126
Midas Mill Recovery Rate
Gold	93.7%	94.0%
Silver	95.0%	95.2%
Ounces Recovered from the Midas Mill
Gold	21,754	82,176
Silver	517,501	1,364,649
Gold equivalent	29,948	103,783
Ounces Recovered from the Carbon Circuit
Gold	508	1,624
Silver	260	937
Gold equivalent	512	1,639
Gold oz. Produced before Acquisition of Mill(1)	-	2,439
Total Ounces Produced
Gold	22,262	86,239
Silver	517,761	1,365,586
Gold equivalent	30,460	107,861
Ounces Sold
Gold	26,272	70,661
Silver	400,706	1,117,288
Gold equivalent	32,617	88,352
Gold ounces credited to carrying value of Fire Creek property(1)	-	2,439
Average realized price ($/ounce)
Gold	$1,401	$1,399
Silver
	$19.48	$20.44

Production costs per gold equivalent oz. sold(2)	$685	$679
Production costs per gold oz. sold on a by-product basis(2)	$553	$526

1 Includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek property.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

[2] See “Non-IFRS Measures”.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

FIRE CREEK OPERATING RESULTS

	Three months ended	Year ended
	December 31,	December 31,
Operating information	2014	2014
Ore Tons Mined	14,671	59,941
Mined Ounces (Contained)
Gold	13,885	70,145
Silver	14,614	66,664
Gold equivalent	14,116	71,200
Average Ore Grade
Gold (oz./ton)	0.95	1.17
Silver (oz./ton)	1.00	1.11
Ore Tons Milled	15,364	54,955
Milled Ounces (Contained)
Gold	16,759	68,806
Silver	19,658	66,697
Gold equivalent	17,071	69,863
Midas Mill Recovery Rate
Gold	93.9%	94.1%
Silver	95.1%	95.4%
Ounces Recovered from the Midas Mill
Gold	15,735	64,742
Silver	18,700	63,656
Gold equivalent	16,031	65,750
Gold oz. Produced before Acquisition of Mill(1)	-	2,439
Total Ounces Produced
Gold	15,735	67,181
Silver	18,700	63,656
Gold equivalent	16,031	68,189
Ounces Sold (1)
Gold	21,612	56,913
Silver	21,378	56,015
Gold equivalent	21,950	57,800
Gold ounces credited to carrying value of Fire Creek property(1)	-	2,439
Average realized price
Gold ($/ounce)	$1,394	$1,397
Silver ($/ounce)	$19.39	$20.27
Production costs per gold equivalent ounce sold(2)	$491	$482
Production costs per gold ounce sold on a by-product(2) basis	$480	$470

1 Includes 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of Fire Creek property.
2 See "Non-IFRS Measures".

Development and Exploration

At Fire Creek, the Company continued its underground infill drilling program in 2014, testing the continuity and extent of the Joyce, Vonnie and Karen veins. Underground drilling into the West Zone confirmed the Hui Wu Vein and the Honeyrunner Structure, for a total of five identified parallel mineralized structures at Fire Creek. In 2014, a total of 22,693 m (73,257 ft.) of underground drilling was conducted.

On February 23, 2015, the Company announced initial proven and probable mineral reserves for Fire Creek of 241.4K gold equivalent ounces contained in 185,800 tons at an average grade of 1.300 AuEq opt using a gold price of US$1,000 per ounce and a silver price of US$15.83 per ounce. On January 29, 2015, the Company announced a 47% increase in Fire Creek’s measured and indicated ounces and reported M&I mineral resources of 420.5K gold equivalent ounces at an average grade of 1.11 AuEq opt within 377.4K tons and inferred mineral resources of 363.3 gold equivalent ounces at an average grade of 0.43 AuEq opt within 840.0K tons, using a gold price of US$1,200 per ounce and a silver price of US$19 per ounce.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

For the year ended December 31, 2014, the mineral and waste development at Fire Creek totaled 1,867 m (6,124 ft.).

Production

During the year ended December 31, 2014, the Company extracted 59,941 tons of mineralized material containing 70,145 gold ounces and 66,664 silver ounces. In the fourth quarter of 2014, the Company extracted a total of 14,671 tons of Fire Creek mineralized material containing 13,885 gold ounces and 14,614 silver ounces through its bulk sampling program.

During the year ended December 31, 2014, the Company milled 54,955 tons of Fire Creek material containing 68,806 gold ounces and 66,697 silver ounces. Gold and silver recoveries for the year were 94.1% and 95.4%, respectively, producing 64,742 gold ounces and 63,656 silver ounces. In addition, the Company recovered 2,439 gold ounces before the acquisition of the Midas mill. During the quarter ended December 31, 2014, the Company milled 15,364 tons of Fire Creek material containing 16,759 gold ounces and 19,658 silver ounces. Gold and silver recoveries for the quarter were 93.9% and 95.1%, respectively, for a total of 15,735 gold ounces and 18,700 silver ounces produced.

All major infrastructure for Fire Creek is in place. The Rapid Infiltration Basin (RIB) construction was completed in 2014. The RIB was designed and built as a long-term water management system at Fire Creek, able to handle large volumes of water on a sustainable basis.

Baseline data collection, data monitoring, and permit acquisition are expected to be carried out through 2015. A full-production permit for the Fire Creek Project is expected in the second-half of 2015.

In 2014, the Company’s Fire Creek Project received a safety award from the Nevada Mining Association. Fire Creek also won first place in the Small Underground Operations category in the State of Nevada for 2013.

FIRE CREEK FINANCIAL RESULTS

	Three months ended	Year ended
	December 31,	December 31,
	2014	2014
Revenue	$30,532	$80,648
Production costs	10,785	27,856
Depreciation and depletion	8,611	20,334
Gross profit	11,136	32,458
General and administrative expenses	148	337
Income from operations	$10,988	$32,121
Capital expenditures	$2,257	$12,134

Revenue

During the year ended December 31, 2014, Fire Creek generated $80.7 million from the sale of 56,913 gold ounces and 56,015 silver ounces. During the quarter ended December 31, 2014, Fire Creek generated $30.5 million from the sale of 21,612 gold ounces and 21,378 silver ounces.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

In 2013 and in the first quarter of 2014, proceeds from the sale of gold were applied against the Fire Creek exploration and evaluation assets. A full production decision at Fire Creek has not been made by Klondex as it is still in the bulk sampling phase. The mineralized material extracted from Fire Creek under the bulk sample permit is processed through the Midas mill. Based on the material quantities of gold generated under the bulk sample permit, the Company started recognizing revenue from the bulk sample program at the Fire Creek Project during the second quarter of 2014.

In the first quarter, the Company received proceeds of $3.3 million (US$ 3.0 million) from the sale of 2,439 ounces of gold delivered to the Midas mill in 2013. This amount was reported as sale of mineralized material and credited to the carrying value of Fire Creek mineral properties as it was considered pre-production.

Cost of Sales

For the year ended December 31, 2014, Fire Creek total production costs were $27.9 million. Production costs per GEO sold were $482 and the production costs per gold ounce sold on a by-product basis were $470 (See "Non-IFRS Measures"). For the quarter ended December 31, 2014, the production costs were $10.8 million, production costs per GEO sold were $491, and the production costs per gold ounce sold on a by-product basis were $480.

Gross Profit

The gross profit from Fire Creek for the year ended December 31, 2014 was $32.5 million. The gross profit from Fire Creek for the quarter ended December 31, 2014 was $ $11.1 million.

Capital Expenditures

Capital expenditures for Fire Creek incurred during the year ended December 31, 2014 were $12.1 million (2013 – $28.9 million). The expenditures relate mainly to exploration, development, widening of the ramp and construction of the RIB. The ramp widening project was initiated in the second quarter of 2014 and was completed in the third quarter of 2014. The wider ramp allows 30 ton haulage trucks underground which improves flexibility and efficiency in the mine and is expected to reduce operating costs. The RIB project construction was completed during 2014. All major infrastructure at Fire Creek is now complete. Going forward, most capital costs for Fire Creek will be for exploration and development. Fire Creek’s capital expenditures in the fourth quarter of 2014 were $2.3 million (2013 – $16.6 million).

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

MIDAS MINE AND MILL OPERATING RESULTS

	Three months ended	Year ended
	December 31,	December 31,
Operating information	2014	2014
Ore Tons Mined	31,784	118,385
Mined Ounces (Contained)
Gold	5,930	18,307
Silver	485,030	1,383,796
Gold equivalent	13,609	40,217
Average Ore Grade
Gold (oz./ton)	0.19	0.15
Silver (oz./ton)	15.26	11.69
Ore Tons Milled	33,963	116,889
Milled Ounces (Contained)
Gold	6,469	18,632
Silver	525,192	1,366,245
Gold equivalent	14,784	40,263
Midas Mill Recovery Rate
Gold	93.0%	93.6%
Silver	95.0%	95.2%
Ounces Recovered from the Midas Mill
Gold	6,019	17,434
Silver	498,801	1,300,993
Gold equivalent	13,917	38,033
Ounces Recovered from the Carbon Circuit
Gold	508	1,624
Silver	260	937
Gold equivalent	512	1,639
Total Ounces Produced
Gold	6,527	19,058
Silver	499,061	1,301,930
Gold equivalent	14,429	39,672
Ounces Sold
Gold	4,660	13,748
Silver	379,328	1,061,273
Gold equivalent	10,667	30,552
Average realized price
Gold ($/ounce)	$1,435	$1,407
Silver ($/ounce)	$19.49	$20.44
Production costs per gold equivalent ounce sold(1)	$1,083	$1,052
Production costs per gold ounce sold on a by-product basis(1)	$892	$759

1 See "Non-IFRS Measures".

Development and Exploration

The Company assumed ownership of the Midas mine and mill on February 11, 2014 and subsequently initiated drilling and underground mining at the Midas mine and mill. In 2014, the Company completed a total of 22,693 m (73,257 ft.) of drilling and 1,867 m (6,124 ft.) of ore and waste development at Midas.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

On February 23, 2015, the Company announced initial proven and probable mineral reserves for Midas of 132.6K gold equivalent ounces contained in 242.1K tons at an average grade of 0.548 AuEq opt and at a gold price of US$1,000 per ounce and silver price of US$15.83 per ounce. On September 30, 2014, the Company announced a 37% increase in Midas’ measured and indicated gold equivalent ounces and reported M&I mineral resources of 526K gold equivalent ounces at an average grade of 0.471 AuEq opt within 1,117K tons and inferred mineral resources of 287K gold equivalent ounces at an average grade of 0.334 AuEq opt within 858K tons, using a gold price of US$1,200 per ounce and a silver price of US$19 per ounce.

Production

During the year ended December 31, 2014, the Company mined a total of 118,385 tons at Midas, containing 18,307 gold ounces and 1,383,796 silver ounces. During the quarter ended December 31, 2014, the Company extracted a total of 31,784 tons of ore containing 5,930 gold ounces and 485,030 silver ounces.

In the year ended December 31, 2014, the Company milled 116,889 tons of Midas material containing 18,632 gold ounces and 1,366,245 silver ounces. Gold and silver recoveries in 2014 were 93.6% and 95.2%, respectively, producing 17,434 gold ounces and 1,300,993 silver ounces. During the quarter ended December 31, 2014, the Company milled 33,963 tons of Midas material containing 6,469 gold ounces and 525,192 silver ounces. Gold and silver recoveries for the fourth quarter were 93.0 and 95.0%, respectively, for a total of 6,019 gold ounces and 498,801 silver ounces produced.

The Company provides toll milling services for ore from third parties. The Company will continue to review toll milling agreements with other parties in order to utilize available capacity at Midas.

In the second quarter, Midas began running its carbon circuit. In 2014, the Company recovered 1,624 gold ounces and 937 silver ounces from the carbon circuit. During the quarter, the Company recovered 508 gold ounces and 260 silver ounces.

MIDAS FINANCIAL RESULTS

	Three months ended	Year ended
	December 31,	December 31,
	2014	2014
Revenue	$14,077	$41,045
Production costs	11,548	32,129
Depreciation and depletion	2,153	5,330
Gross profit	376	3,586
General and administrative expenses	148	337
Income from operations	$228	$3,249
Capital expenditures	$7,615	$17,528

Revenue

During the year ended December 31, 2014, revenue for Midas was $41.0 million from the sale of 13,748 gold ounces and 1,061,272 silver ounces. During the quarter ended December 31, 2014, revenue for Midas was $14.1 million from the sale of 4,660 gold ounces and 379,328 silver ounces.

Cost of Sales

For the year ended December 31, 2014, the production costs for Midas were $32.1 million. Production costs per GEO sold were $1,052 and production costs per gold ounce sold on a by-product were $759 (See "Non-IFRS Measures"). The depreciation and depletion costs for year ended December 31, 2014 were $5.3 million. For the quarter ended December 31, 2014, the production costs were $11.5 million. Production costs per GEO sold were $1,083 and production costs per gold ounce sold on a by-product basis were $892. The depreciation and depletion costs for the quarter ended December 31, 2014 were $2.2 million.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Gross Profit

The gross profit for Midas for the year ended December 31, 2014 was $3.6 million. The gross profit for Midas for the quarter ended December 31, 2014 was $0.2 million.

Capital Expenditures

Capital expenditures for Midas for the year ended December 31, 2014 were $17.5 million and for the fourth quarter of 2014 were $7.6 million, (2013 – nil). The capital expenditures were mainly for exploration and development.

OUTLOOK FOR 2015

The focus for 2015 will be to continue to advance current activities at both the Fire Creek Project and the Midas Mine. The Company will focus on growing production to 120K – 125K gold equivalent ounces and improving profitability by reducing costs. The Company provides the following guidance for 2015:

•	Production of 120k-125k GEOs
•	Production costs on a by-product basis $688-750 (US$550- $600)
•	All-in sustaining costs $1,000-1,063 (US$800 - $850)

Additionally, in 2015, the Company intends to invest in the growth of its properties by spending approximately $33 million on growth and sustaining capital, comprised of approximately $15 million each at Fire Creek and Midas for $9 million development and $6 million drilling per project. The Company intends to spend an additional $3 million on mill upgrades and tailings pond expansion. Major milestones for 2015 include:

•	construction of a lift on the existing tails dam at Midas to add 5 years to capacity, allowing time to permit a 15 year dam;
•	the water pollution control permit at Fire Creek which is linked to removing the 120,000 ton tonnage cap is expected by July 2015; and,
•	the environmental assessment and permitting at Fire Creek remains on track and is expected to be completed in the second half of the year.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2014 and 2013 are shown below.

	December 31,	December 31,
	2014	2013
Current Assets
Cash	$52,770	$13,509
Receivables	3,807	49
Inventories	25,079	-
Prepaid Expenses and other	4,771	273
Total Current Assets	$86,427	$13,831

Current Liabilities
Accounts payable and accrued liabilities	$13,611	$6,459
Income tax payable	1,370	-
Obligations under gold purchase agreement, current	10,278	-
Loans payable, current	3,664	7,000
Derivative liability related to gold supply agreement, current	1,495	-
Total Current Liabilities	$30,418	$13,459

Working Capital	$56,009	$372

The Company’s working capital at December 31, 2014 was $56.0 million. The Company anticipates having sufficient working capital to meet its 2015 capital and operating requirements for the Fire Creek Project and the Midas Mine and expects to generate free cash flow.

Cash Flow

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Net cash provided by (used in) operating activities
prior to changes in non-cash working capital activities	$11,335	$(2,127)	$40,871	$(4,118)
Net cash provided by (used in) operating activities	10,691	(1,178)	33,086	(3,124)
Net cash provided by (used in) in investing activities	(11,383)	(1,137)	(117,452)	(15,341)
Net cash provided by (used in) financing activities	9,741	14,715	121,811	13,691
Effect of foreign exchange on cash balances	489	126	1,816	234
Net increase (decrease) in cash	9,538	12,526	39,261	(4,540)
Cash, end of year	$52,770	$13,509	$52,770	$13,509

During the year ended December 31, 2014, cash increased by $39.3 million due to the Subscription Receipt Financing, proceeds from the Gold Purchase Agreement and Facility Agreement (each as defined below), $15.4 million of warrants exercised, the Offering (as defined below) of $16.1 million and US$ 7 million from the use of surety bonds to replace cash bonds and cash provided by operating activities in excess of cash used in investing activities.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Cash provided by (used in) operating activities before changes in non-cash working capital during the year ended December 31, 2014 was $40.9 million (2013 – ($4.1 million)) and in the fourth quarter was $11.3 million (2013 – ($2.1 million)). During 2014, the Company applied $9.7 million of revenue from deliveries under the Gold Purchase Agreement to operating activities.

Cash provided by (used in) operating activities in the year ended December 31, 2014 totaled $33.1 million (2013 – ($3.1 million)) and cash provided by (used in) operating activities during the quarter totaled $10.7 million (2013 – ($1.2 million)).

Cash used in investing activities in the year ended December 31, 2014 totaled $117.5 million (2013 – ($15.3 million)) and during the fourth quarter totaled $11.4 million (2013 – ($1.1 million)).

Cash provided by (used in) financing activities in the year ended December 31, 2014 totaled $121.8 million (2013 – $13.7 million) and in the fourth quarter totaled $9.7 million (2013 $14.7 million). In the fourth quarter, the Company received $10.0 million cash from proceeds of exercise of stock options and warrants offset by payments of debt and interest.

To the extent that additional capital will be required, the Company proposes to meet any such funding requirements from free cash flow provided by its operations and/or by arranging other equity or loan financing. In light of the continually changing financial markets, commodity prices and general operational risks, there is no assurance that funding from the issuance of equity or debt will be possible when required or desired by the Company on terms favourable to the Company or at all. The Company anticipates that in-the-money options and warrants with expiry date in 2015 will be exercised but there is no assurance this will occur.

The Facility Agreement (see "Corporate Development – Midas Acquisition Financings") contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement is required under an event of default, including in the event that the Company has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Company other than the indebtedness under the Facility Agreement. In addition, beginning April 1, 2014 and accumulating until a rolling 12 months is reached, the Company may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the consolidated adjusted EBITDA of the Company and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Company and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement (see "Corporate Development – Midas Acquisition Financings") also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement. The Company is in compliance with the terms of the Gold Purchase Agreement and the Facility Agreement.

See also "Risk Factors".

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

CONTRACTUAL OBLIGATIONS

At December 31, 2014, the Company had the following contractual obligations outstanding:

Contracts and leases	Total	Less than 1year	1-3 years	3-5 years	After 5 years
Gold purchase agreement	$48,485	$11,273	$24,510	$12,702	$-
Debt	25,000	4,000	21,000	-	-
Decommissioning provision	21,442	-	-	-	21,442
Total contractual obligations	$94,927	$15,273	$45,510	$12,702	$21,442

During the year ended December 31, 2014, the Company delivered 6,750 ounces in accordance with the terms of the Gold Purchase Agreement.

CORPORATE DEVELOPMENT

Klondex seeks to build value for its shareholders by strategically growing the Company through a combination of organic and external initiatives. The acquisition of Midas and its milling facility in in the first quarter of 2014 was a catalyst for its growth at the beginning of the last financial year. The Company will primarily focus on organic growth, consisting of developing its own projects and expanding its mineral resources through its exploration programs but will also continue to review external opportunities.

Midas Acquisition

On December 4, 2013, the Company entered into a stock purchase agreement with Newmont USA Limited ("Newmont USA"), a subsidiary of Newmont Mining Corporation ("Newmont"), to acquire the Midas mine and mill facility. The acquisition (the "Midas Acquisition") closed on February 11, 2014 and included the Midas milling facility, mining equipment and an operating gold and silver mine. Approximately 25% of the equipment acquired under the Midas Acquisition was transferred to Fire Creek, thereby reducing the anticipated 2014 capital costs for equipment at Fire Creek.

On February 11, 2014, Klondex completed the Midas Acquisition from Newmont USA. The addition of the Midas milling facility improved the outlook for Klondex and Fire Creek by cementing a long-term milling solution for the Company, reducing operating and capital costs, minimizing risks associated with toll milling, and ultimately enhancing the potential for increased cash flows from operations. The Midas mill benefits from the additional mineralized material from the Fire Creek bulk sampling program, as well as from toll milling third-party ore, thereby reducing average unit milling costs by increasing tonnage throughput.

The purchase price of the Midas Acquisition was comprised of approximately US$55 million in cash and the issuance by the Company to Newmont USA of 5 million Common Share purchase warrants at an exercise price of $2.15, with a 15 -year term, subject to acceleration in certain circumstances. To satisfy Nevada and federal regulatory authorities requirements, the Company deposited US$28.6 million as reclamation bonds to replace Newmont USA's surety arrangements. The Company also paid US$2.7 million for a mining tax receivable associated with the acquired company.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as defined below) and the Gold Purchase Agreement (as defined below) (collectively, the "Midas Acquisition Financings").

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

The Company accounted for the acquisition as a business acquisition with the purchase price allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670
Warrants	6,500
$70,170
Net assets acquired
Inventory	$2,044
Prepaid State of Nevada net proceeds tax	3,028
Mineral properties	22,345
Plant and equipment	61,319
Reclamation liability	(17,249)
Deferred tax liability	(1,317)
$70,170

The Company recognized expenses of $1.9 million for transaction fees, legal, audit and other services related to the Midas Acquisition in the first quarter and $0.4 million during the second quarter, for a total of $2.3 million. The Midas Acquisition was synergistic in nature by providing the Fire Creek Project with a nearby Klondex operated milling facility and second mining operation. Fire Creek provides additional mineralized material to the Midas mill and the mill fixed costs and depreciation can be allocated over more units reducing the cost per GEO. In addition, the Midas acquisition provided Klondex with an experienced workforce and mining equipment which could be utilized at Fire Creek.

Midas Acquisition Financings

On January 9, 2014, the Company completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt on a private placement basis, raising aggregate gross proceeds of $42.6 million pursuant to the terms of an agency agreement dated December 6, 2013 between the Company and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp.

On February 11, 2014, the Company entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp., and including The K2 Principal Fund L.P. and Jones, Gable & Company Limited pursuant to which the Company issued units consisting of in the aggregate $25.0 million principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and expire on February 11, 2017.

On February 11, 2014, the Company entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Company raised proceeds of US$33.8 million in consideration for the delivery of an aggregate of 38,250 ounces of gold. Under the terms of the Gold Purchase Agreement, the Company is required to make gold deliveries at the end of each month, with the first delivery being due and having been made on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed by December 31, 2018. The annualized delivery schedule is shown in the following table.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company's obligations under each of the 2014 Debt Financing and the Gold Purchase Agreement are secured against all of the assets and property of the Company and its subsidiaries. The security granted for the performance of the Company's obligations under the 2014 Debt Financing and the Gold Purchase Agreement rank pari passu.

Royalty Agreements

On February 12, 2014, the Company entered into a royalty agreement with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and Klondex Gold & Silver Mining Company, a subsidiary of the Company, pursuant to which the Company received proceeds of US$1.0 million from the grant to Franco -Nevada US of a 2.5% NSR royalty on the Fire Creek Project beginning in 2019. The Company also entered into a royalty agreement with Franco-Nevada US and Klondex Midas Operations Inc. (formerly "Newmont Midas Operations Inc.") ("Midas Operations"), a wholly-owned subsidiary of Newmont Midas Holdings Limited, pursuant to which Midas Operations received proceeds of US$0.2 million from the grant of a 2.5% NSR royalty to Franco -Nevada US on the Midas Mine also beginning in 2019.

Offering Completed on July 30, 2014

On July 30, 2014, the Company completed the Offering for aggregate gross proceeds of $16.1 million. Under the Offering, the Company issued and sold 8,050,000 common shares, which included an over-allotment of 1,050,000 common shares, at a price of $2.00 per common share. The underwriters received a total of $0.7million cash commission, representing 5% of the gross proceeds of the Offering, excluding $2.8 million from subscriptions by purchasers on the president's list. As additional compensation, the Company granted the underwriters an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The compensation warrants are exercisable at $2.25 per compensation warrant and may be exercised at any time during a period of 24 months following the closing date.

Utilizing the injection of cash from the equity financing and cash flow generated from operations, Klondex plans to further advance the Company through organic growth at both properties.

OFF BALANCE SHEET ARRANGEMENTS

At December 31, 2014, there were no off-balance sheet arrangements to which the Company is committed.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the Company's financial statements are consistent with those of the previous year, except as described below.

The Company adopted new accounting policies as described below because of the reclassification of the Fire Creek project to the bulk-sample production stage from the evaluation and exploration stage and the acquisition of Midas mine and milling facility.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets and liabilities transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Fair Value

The Company measures financial instruments, such as derivatives, at fair value at each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 23 of the audited consolidated financial statements for the year ended December 31, 2014. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value

Revenue recognition

Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue (net of any allowable deductions).

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Inventories

Inventories, which include supplies, in-process and finished goods, are valued at the lower of average cost or net realizable value.

•

Supplies inventory: Supplies inventory consists of supplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion. Net realizable value is the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

•

Finished goods inventory: Finished goods inventory consists of doré gold and silver bars at the mill or at the third-party refiner and refined metal that is still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

Borrowing costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•	expenditures for the qualifying asset are being incurred;
•	borrowing costs are being incurred; and,
•	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expenses in the period in which they are incurred.

All other borrowing costs are expensed in the period in which they are incurred.

SIGNIFICANT ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements and the reported amount of revenues and expenses during the period. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, could impact future results of operations and cash flows.

Areas requiring the use of estimates in the preparation of the Company's financial statements are as follows:

Reclassification of evaluation and exploration assets

The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment then reclassified to mineral properties, plant and equipment.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Obligations under gold purchase agreement

Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use’ scope exception under IAS 39 which represents a significant judgment. The judgment is based on the fact that the Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Fair value of assets and liabilities acquired in an acquisition

In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgments and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired.

The Company used a discounted cash flow model to estimate the fair value of the mineral property, based on the life-of-mine plans. Expected future cash flows are based on estimates of future production and commodity prices, operating costs, and forecast capital expenditures using the life-of-mine plan as at the acquisition date.

A replacement-cost approach was used to determine the fair value of other property, plant and equipment.

Work-in-process and production costs

The Company makes estimates of the amount of recoverable ounces in work-in-process inventory which is used in the determination of the cost of goods sold during the period. Changes in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

Depletion

The Company uses estimated recoverable gold equivalent ounces as the basis for determining the amortization of mineral properties and certain items of plant and equipment. This results in an amortization charge in the respective period proportionate to the depletion of the related mineral property. Determining the amount of recoverable gold equivalent ounces is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the material, among others.

Income taxes

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by a tax authority.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies are disclosed in Note 2 to the Company's financial statements.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following categories: available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Regular way purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date.

Financial assets classified as loans and receivables are measured at amortized cost. The Company’s cash, receivables, and reclamation bonds are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are significant or prolonged.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable, due to related parties, loans payable and obligations under gold purchase agreement are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss.

Derivatives

Financial assets and liabilities classified as derivatives include financial instruments that do not qualify as hedges. Derivatives are measured at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of income (loss) in the period of valuation. See notes 11 and 17.

OUTSTANDING SHARE DATA

As at the date hereof, the Company has an unlimited number of common shares authorized and 128,258,184 common shares are outstanding. As at the date hereof, there are 9,776,200 incentive stock options and 11,381,491 warrants to purchase common shares outstanding. The Company has 149,415,875 fully-diluted common shares outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 also requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s ICFR as at December 31, 2014 and have concluded that these controls and procedures are effective.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with the Midas Acquisition, the Company has established new processes and internal controls over such areas as revenue recognition, inventory valuation, accounting for complex financial instruments and business acquisition accounting. There were no other changes in ICFR during the quarter ended December 31, 2014 that are reasonably likely to materially affect or that have materially affected ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

The Canadian Securities Administrators have issued National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) which requires public companies in Canada to submit annual and interim certificates relating to the design and effectiveness of the disclosure controls and procedures that are in use at the company. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2014 and have concluded that these controls and procedures are effective.

NON-IFRS MEASURES

The Company has included non-IFRS measures for "Production costs per gold equivalent ounce" and “Production costs per gold ounce sold on a by-product basis” in this MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables provide a reconciliation of production per the financial statements to production costs per GEO sold and production costs per gold ounce sold on a by-product basis:

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

	Three Months Ended	Year Ended
Production Costs Per Gold Equivalent Ounce Sold	December 31,	December 31,
	2014	2014

Fire Creek
Production costs	$10,785	$27,856
Gold equivalent ounces sold	21,950	57,800
Production costs per gold equivalent ounce sold	$491	$482

Midas
Production costs	$11,548	$32,129
Gold equivalent ounces sold	10,667	30,552
Production costs per gold equivalent ounce sold	$1,083	$1,052

Total
Production costs	$22,333	$59,985
Gold equivalent ounces sold	32,617	88,352
Production costs per gold equivalent ounce sold	$685	$679

The silver to gold ratio used to calculate gold equivalent ounces is 63.1579:1

	Three months ended	Year ended
Production Costs Per Gold Ounce Sold on a by-Product Basis	December 31,	December 31,
	2014	2014

Fire Creek
Production costs	$10,785	$27,856
Less: silver credit	(415)	(1,135)
Production costs after silver credit	$10,370	$26,721
Gold ounces sold	21,612	56,913
Production costs per gold ounce sold on a by-product basis	$480	$470

Midas
Production costs	$11,548	$32,129
Less: silver credit	(7,393)	(21,697)
Production costs after silver credit	$4,155	$10,432
Gold ounces sold	4,660	13,748
Production costs per gold ounce sold on a by-product basis	$892	$759

Total
Production costs	$22,333	$59,985
Less: silver credit	(7,808)	(22,832)
Production costs after silver credit	$14,525	$37,153
Gold ounces sold	26,272	70,661
Production costs per gold ounce sold on a by-product basis	$553	$526

All-in Sustaining Costs per Gold Ounce

The World Gold Council (“WGC”) published “All-in sustaining costs” guidelines in June 2013. The WGC is a non-profit association that worked closely with its member companies to develop this non-IFRS measure which is intended to provide further transparency into the costs associated with producing gold. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

The Company believes the all-in sustaining costs measure provide further transparency into costs associated with producing gold and will assist its investors and stakeholders in assessing its operating performance. All-in sustaining costs per gold ounce is intended to provide additional information only. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company defines all-in sustaining costs per ounce as the sum of total production costs, sustaining capital expenditures, general and administrative costs and environmental reclamation costs net of by-product credits divided by the total gold ounces sold to arrive at a per ounce figure. Corporate general and administrative costs will be recognized only in the consolidated all-in sustaining costs. Non-sustaining costs are subtracted from capital expenditures to arrive at sustaining costs. Non-sustaining costs are those cost incurred at new operations and costs related to projects at existing operations where these projects will materially increase production.

	Three Months Ended	Year Ended
	December 31,	December 31,
	2014	2014

Total
Production costs	$22,333	$59,985
General and administrative expenses	2,573	9,953
Accretion expense	150	509
Sustaining capital	2,907	12,285
Silver by-product	(7,808)	(22,832)
Total	20,155	59,900
Gold ounces sold	26,272	70,661
All-in sustaining cost	$767	$848

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has adopted the new and revised standards and interpretations issued by the IASB listed below effective January 1, 2014. These changes were made in accordance with the transitional provisions outlined in the respective standards and interpretations.

Amendment to IAS 32, Financial Instruments: Presentation, on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company’s financial statements.

Amendments to IAS 36, Impairment of Assets (“IAS 36”), on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13, Fair Value Measurement (“IFRS 13”). The amendments did not have a significant effect on the Company’s financial statements.

IFRIC 21, Levies, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37, Provisions. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Company is not currently subjected to significant levies so the impact on the Company is not material.

Annual Improvements 2010-2012 Cycle. In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning on January 1, 2014, and it clarifies in the basis for conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 had no impact on the Company’s financial statements.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Company.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and FVTPL. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated at FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

CAUTIONARY NOTES

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue its exploration, development and operational activities; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.

These assumptions should be carefully considered. The reader is cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking information is based. The reader is advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. The reader is further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that the reader consult the more complete discussion of the Company's business, financial condition and prospects that is included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information is given are reasonable, based on the information available to the Company on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Technical information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the Midas Mine, prior to the acquisition of the Midas Mine by the Company, and the Company made a decision to continue production subsequent to the Midas Acquisition. This decision by the Company to continue production and, to the knowledge of the Company, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but were based on internal studies conducted by the prior owner of the project. The Company has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

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KLONDEX MINES LTD • 2014 MANAGEMENT'S DISCUSSION & ANALYSIS

RISK FACTORS

As a resource acquisition, exploration and development company, the Company is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Company's securities. These risk factors do not necessarily comprise all of the risks to which the Company is or will be subject.

The Company's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Company's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Company cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, the Company's business, the Company's financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, readers of this MD&A are encouraged to read the risk factors as more fully described in the Company’s filings with the Canadian Securities Administrators, including its annual information form, available under the Company's issuer profile on SEDAR at www.sedar.com. Important risk factors to consider, among others, are the following:

•	The economic feasibility of mining has not been established.
•	Forecasts of future production are estimates only, and actual production may be less than estimated.
•	The Company is extracting mineralized material from its Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit.
•	The Company's exploration activities may not be commercially successful.
•	Exploration, development and mining involve a high degree of risk.
•	The Company may be adversely affected by fluctuations in gold and silver prices.
•	The Company’s ability to pay interest and loan repayments depend on production.
•	The Company is subject to foreign exchange risk relating to the relative value of the U.S. dollar.
•	Title to the Company's mineral properties may be subject to other claims.
•	Mineral resources and mineral reserves are only estimates which may be unreliable.
•	The Company currently has only two material properties.
•	The Company's operations are subject to environmental risks.

QUALIFIED PERSON AND TECHNICAL INFORMATION

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") reviewed and approved of the technical information contained in this MD&A.

For further information on the Company’s properties please see its technical reports which are available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Klondex's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol KDX and are listed on the OTCQX under the symbol "KLNDF". Additional information relating to the Company, including the Company's annual information form, is available under the Company's profile on SEDAR at www.sedar.com.

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